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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   ---------

                                SCHEDULE 13E-3/A
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                               (Amendment No. 5)

                           Milestone Properties, Inc.
                              (Name of the Issuer)

                           Milestone Properties, Inc.
                           Concord Assets Group, Inc.
                               Leonard S. Mandor
                                Robert A. Mandor
                      (Name of Person(s) Filing Statement)

                   $.78 Convertible Series A Preferred Stock
                         (Title of Class of Securities)

                                  599358207
                     (CUSIP Number of Class of Securities)


Leonard S. Mandor                                    With a copy to:
Chairman and Chief Executive Officer                 Joel A. Yunis, Esq.
Milestone Properties, Inc.                           Mark D. Fischer, Esq.
150 E. Palmetto Park Road, 4th Floor                 Rosenman & Colin LLP
Boca Raton, Florida  33432                           575 Madison Avenue
(561-394-9533)                                       New York, New York  10022
(Name, Address and Telephone Number of Person        (212-940-8800)
Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):
         a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. / / The filing of a registration statement under the Securities Act of 1933.

        c. / / A tender offer.

        d. /X/  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /

                           Calculation of Filing Fee
-------------------------------------------------------------------------------
            Transaction
             Valuation*                         Amount of Filing Fee
-------------------------------------------------------------------------------
             $8,982,621                               $1,797+
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/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:
Form or registration no.:
Filing party:
Date filed:
---------------------

* The transaction value is based on a maximum of 2,994,207 shares of the Issuer's $.78 Convertible Series A Preferred Stock which the Issuer could have acquired in the transaction at the time of the initial filing of this
    Schedule 13E-3 (because of conversions and opt outs, fewer shares of such preferred stock would be available for acquisition as of the date of this Amendment) multiplied by the $3.00 per share that would be paid for the release of claims and each such share as part of a proposed settlement of a purported class action and derivative lawsuit brought by holders of the $.78 Convertible Series A Preferred Stock against the Issuer, certain of its former and present directors and executive officers, and its principal stockholder. Even though a portion of the $3.00 per share settlement payment is allocable to the release of claims (and not entirely to the surrender of each share), the Issuer has, nonetheless, calculated the transaction value based on the entire $3.00 per share settlement payment. The settlement payment was negotiated as part of the proposed settlement. Such proposed settlement was approved by the Court of Chancery of the State of Delaware on January 28, 1999, which approval must become final and no longer be subject to appeal by the expiration of a 30 day appeal period beginning on February 3, 1999, the day that the court's order approving the proposed settlement was entered upon the court's docket, and ending at the close of business on March 5, 1999, without an appeal being filed, the affirmation of such approval on appeal, or otherwise, before the Rule 13e-3 transaction can be effected.

+   The Issuer has previously paid the filing fee in connection with the initial filing of this Schedule 13E-3.


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                                Explanatory Note

         Milestone Properties, Inc. ("MPI"), a Delaware corporation, Concord Assets Group, Inc. ("Concord"), a New York corporation, Leonard S. Mandor and Robert A. Mandor have filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 in connection with a proposed settlement (the "Proposed Settlement") of a purported class action and derivative lawsuit. The Proposed Settlement was approved by the Court of Chancery of the State of Delaware (the "Court") on January 28, 1999, as further described below. Concord, Leonard S. Mandor and Robert A. Mandor are affiliates of MPI. Concord beneficially owns approximately 71% (approximately 40% on a fully diluted basis) of the outstanding shares of MPI's common stock, par value $.01 per share (the "MPI Common Stock"). Leonard
S. Mandor and Robert A. Mandor are the only shareholders of Concord and serve as executive officers and directors of MPI and Concord. Said Schedule 13E-3, as previously amended and as amended by this amendment, is referred to herein as this "Schedule 13E-3."


         A copy of this Schedule 13E-3 was attached as an exhibit to the Notice of Pendency of Class and Derivative Action, Proposed Settlement, Settlement Hearing and Right to Appear (the "Settlement Notice"), dated November 13, 1998, a copy of the form of which is annexed to this Schedule 13E-3 as Exhibit 1, that has been, and will continue to be, distributed to all holders of record of shares of MPI's $.78 Convertible Series A preferred stock, par value $.01 per share (the "Preferred Stock"), as of October 23, 1995 and their successors in interest through the Settlement Effective Date (as defined herein) and to all holders of shares of MPI Common Stock as of the close of business on August 25, 1998 and their successors in interest through the Settlement Effective Date.


         This Schedule 13E-3, and particularly the section entitled "Summary of the Rule 13e-3 Transaction," and Items 4, 7 and 8 hereof, is being amended to
(i) reflect that on January 28, 1999, the Court approved the fairness of the Proposed Settlement at a hearing held for such purpose at which anyone who owned shares of MPI Preferred Stock as of October 23, 1995 and their successors in interest through January 27, 1999 who had not "opted out" of the Proposed Settlement, and anyone who owned shares of MPI Common Stock as of the close of business on August 25, 1998 and their successors in interest through January 27, 1999, was eligible to submit objections to the Proposed Settlement, (ii) reflect that nobody objected to the Proposed Settlement at the settlement hearing, (iii) reflect that Preferred Stockholders holding approximately 0.2% of the outstanding shares of MPI Preferred Stock properly opted out of the Proposed Settlement, and (iv) attach as Exhibit 8 hereto a copy of the Current Report on Form 8-K that was filed by MPI with the Securities and Exchange Commission on February 11, 1999 in connection with the Court's approval. Pursuant to both Delaware Supreme Court Rule 6 and Delaware case law, the order (the "Final Order") of the Court approving the Proposed Settlement will become final and no longer be subject to appeal upon the expiration of a 30 day appeal period beginning on February 3, 1999, the date that the Final Order was entered upon the docket of the Court, and ending at the close of business on March 5, 1999, without an appeal being filed, the affirmation of the approval of the Proposed Settlement on appeal, or otherwise. If the Proposed Settlement is ultimately consummated, after taking into account the shares of MPI Preferred Stock held by Preferred Stockholders who properly opted out of the Proposed Settlement, MPI would acquire and cancel approximately 3.0 million shares of the MPI Preferred Stock pursuant to the terms and conditions of the Settlement Agreement.



         This amendment assumes that the Final Order will not be successfully appealed (if at all appealed) and that all remaining conditions to the consummation of the Proposed Settlement pursuant to the terms



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and conditions of the Settlement Agreement will be satisfied. The Filers believe the foregoing assumptions to be reasonable, however, no assurances can be given in this regard. Things that could affect the ultimate consummation of the Proposed Settlement include a successful or protracted appeal or a change in any relevant law that is adverse to the consummation of the Proposed Settlement.


Item 4.  Terms of the Transaction.

         (a) Information regarding the material terms of the Rule 13e-3 transaction is set forth in the Settlement Notice under the caption "The Settlement," which is incorporated herein by reference. In general, such transaction arises out of the proposed settlement of a purported class action and derivative lawsuit. In the Pending Actions, John Winston, the named plaintiff and an MPI Preferred Stockholder purporting to bring the action on behalf of himself and the other MPI Preferred Stockholders and derivatively on behalf of MPI, alleged that in connection with (i) the Acquisition (see the response set forth in Items 3(a) and (b), paragraph (i), of this Schedule 13E-3), (ii) the Transfer (see the response set forth in Items 3(a) and (b), paragraph (iii), of this Schedule 13E-3) and (iii) the Distribution (see the response set forth in Items 3(a) and (b), paragraph (iv), of this Schedule 13E-3) (the Acquisition, the Transfer and the Distribution are collectively referred to herein as the "Transactions"), MPI and its directors engaged in self-dealing and breached their fiduciary duties of good faith and fair dealing to the MPI Preferred Stockholders. The plaintiff claimed, among other things, that, as a result of the Transactions, MPI would not have sufficient funds to pay dividends on the MPI Preferred Stock and that the properties acquired in the Acquisition were grossly inferior to the UPI Properties.


         The Proposed Settlement will be effected pursuant to the Settlement Agreement that was entered into on August 5, 1998 between counsel for John Winston, the named plaintiff in the Pending Actions, and counsel for the named defendants therein (Leonard S. Mandor, Robert A. Mandor, Joan LeVine, Harvey Jacobson, Gregory McMahon and Geoffrey S. Aaronson (each of whom was a director of MPI at the time that the Transactions were approved and effected), MPI and Concord). Pursuant to the Settlement Agreement, each MPI Preferred Stockholder that is eligible to participate in the Proposed Settlement and who has not opted out of the Proposed Settlement will be required to exchange all of such holders shares of MPI Preferred Stock with MPI for $3.00 in cash for each share of MPI Preferred Stock surrendered to MPI by such holder and the release by such holder of all claims against the Defendants relating to the Transactions.


         To have properly opted out of the Proposed Settlement, an MPI Preferred Stockholder who is eligible to participate in the Proposed Settlement would have had to mail a letter to the Register in Chancery and to each counsel of record for the parties to the Pending Actions prior to the day that was 45 days from the date that the Settlement Notice was mailed to MPI Preferred Stockholders stating such Preferred Stockholder's desire to opt out of the Proposed Settlement. Any MPI Preferred Stockholder who is eligible to participate in the Proposed Settlement but who did not return a properly completed opt-out election on or prior to the time set forth above is deemed a member of the Settlement Class and will be bound by, and subject to, the terms and conditions of the Settlement Agreement and all court orders affecting the Settlement Class. All shares of MPI Preferred Stock acquired by MPI pursuant to the Proposed Settlement will be cancelled. Consummation of the Proposed Settlement is subject to the Court's order approving the Proposed Settlement becoming final and no longer being subject to appeal as well as a number of other conditions which may be waived at the option of the Defendants. At the Settlement Hearing (which was held on January 28, 1999), the Court issued an order approving


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the Proposed Settlement. The Final Order was entered upon the docket of the
Court on February 3, 1999 and will become final and no longer be subject to appeal as of the close of business on March 5, 1999 unless an appeal is filed before such date. As of the last date that eligible MPI Preferred Stockholders were eligible to opt out of the Proposed Settlement, MPI Preferred Stockholders holding approximately 0.2% of the outstanding shares of the MPI Preferred Stock had opted out of the Proposed Settlement. In accordance with the terms of the Settlement Agreement, the Settlement Notice was sent at least 60 days prior to the Settlement Hearing to all holders of record of shares of MPI Preferred Stock as of October 23, 1995 and their successors in interest through the close of business on the Record Date and to all holders of record of shares of MPI Common Stock as of the close of business on the Record Date. In addition, notice of the Settlement Hearing has been sent, and will continue to be sent, to all holders of record of shares of MPI Preferred Stock as of the Record Date and their successors in interest through the Settlement Effective Date and to all holders of record of shares of MPI Common Stock as of the Record Date and their successors in interest through the Settlement Effective Date.


         The Settlement Notice was initially sent to all holders of record of shares of MPI Preferred Stock as of October 23, 1995 and their successors in interest through the close of business on the Record Date and to all holders of record of shares of MPI Common Stock as of the close of business on the Record Date for the purpose of providing such persons with substantive information regarding the terms of the Proposed Settlement and their rights in connection therewith, as well as providing them with the procedural guidelines to be followed for purposes of opting out of the Proposed Settlement and for participating in the Preferred Settlement but appearing and objecting to the terms of the Proposed Settlement at the Settlement Hearing. The Settlement Notice has also been, and will continue to be, sent to the successor holders in interest of each class of MPI stock who acquired (or acquire) their shares of MPI stock after the Record Date through the Settlement Effective Date for the purpose of providing such persons with substantive information regarding the terms of the Proposed Settlement and their rights in connection therewith.

         The Defendants, members of their families, their affiliates and their associates are not eligible to participate in the Proposed Settlement.

         Anyone who owned shares of MPI Preferred Stock as of October 23, 1995 and their successors in interest through January 27, 1999, the date that was one day prior to the Settlement Hearing, who did not opt out of the Proposed Settlement, and anyone who owned shares of MPI Common Stock as of the close of business on August 25, 1998 and their successors in interest through January 27, 1999, was eligible to submit objections to the Proposed Settlement by appearing in person or by his or her attorney at the Settlement Hearing and presenting evidence or arguments that may have been proper and relevant. However, in general, no person other than the named plaintiff to the Pending Actions and his counsel and the Defendants and their counsel were entitled to be heard unless, no later than 10 days prior to the Settlement Hearing, a written notice of their intention to appear was served with the Register in Chancery and the respective counsel of the named plaintiff to the Pending Actions and the Defendants. No such notice was received nor did anyone at the Settlement Hearing request to be heard in opposition to the Proposed Settlement. Any person who failed to object in the foregoing manner was deemed to have waived such objections and is forever barred from raising such objections or otherwise contesting the Proposed Settlement at the Settlement Hearing or in any other action or proceeding. MPI Preferred Stockholders who are eligible to participate in the Proposed Settlement and who have opted out of the Proposed Settlement were not entitled to appear at the Settlement Hearing and object to the Proposed Settlement. Such holders were not eligible to


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participate in the Settlement Hearing because, by electing not to participate in the Proposed Settlement, they would neither be bound by the terms of the Settlement Agreement nor be eligible to receive the benefits of the Proposed Settlement. Therefore, their rights as holders would not have been affected in any meaningful way by the outcome of the Settlement Hearing.



         MPI Preferred Stockholders who acquired (or acquire) their shares of MPI Preferred Stock after August 25, 1998 were not and are not entitled to opt out of the Proposed Settlement and, if the Final Order becomes final and no longer subject to appeal, will only be entitled to receive the settlement consideration if they hold shares of MPI Preferred Stock on the Settlement Effective Date. MPI Preferred Stockholders who acquired (or acquire) their shares of MPI Preferred Stock after the Record Date were not and are not eligible to opt out of the Proposed Settlement because by acquiring their shares of MPI Preferred Stock after the Proposed Settlement was publicly announced, they effectively "opted into" (or will effectively "opt into") the Proposed Settlement. Since, pursuant to the Settlement Agreement, the Defendants had the right not to proceed with the Proposed Settlement if holders of more than 10% of the outstanding shares of MPI Preferred Stock opted out of the Proposed Settlement, it was deemed practical and fair to all parties to the Settlement Agreement for administrative purposes to set a date for determining with certainty the actual number of opt out shares and the stockholders who could exercise such right.

         Pursuant to Rule 13e-3(a)(3), the acquisition of the MPI Preferred Stock by MPI is a "Rule 13e-3 transaction." See Item 5(f) of this Schedule 13E-3.

         (b) There is no term or arrangement concerning the Rule 13e-3 transaction relating to any security holder of MPI which is not identical to that relating to other security holders of the same class of securities of MPI, except that, as described above, the Defendants and their affiliates are not eligible to participate in the Proposed Settlement.

Item 7.      Purpose(s), Alternatives, Reasons and Effects.

         (a) The Rule 13e-3 transaction is being effected in connection with the Proposed Settlement, which is described in Item 4(a) of this Schedule 13E-3 and in the Settlement Notice.

         (b) The Proposed Settlement arose from arm's length negotiations between counsel to the Filers and the other Defendants, on one hand, and independent counsel for the MPI Preferred Stockholders (the plaintiff class in the purported class action), on the other hand. As originally proposed, the MPI Preferred Stockholders would have received $.50 in cash and a $2.50 principal amount non-interest bearing eight-year note for each share of MPI Preferred Stock and the release of all claims against any and all of the Defendants relating to the Transactions. After negotiations with independent counsel for the MPI Preferred Stockholders, the terms of the Proposed Settlement were modified, at such counsel's request, to $.75 in cash and a $2.25 redeemable preferred share of an affiliate of Concord in exchange for each share of MPI Preferred Stock and the release of all claims against any and all of the Defendants relating to the Transactions, and a settlement agreement, subject to certain conditions similar to those of the Proposed Settlement, including court approval, was entered into memorializing such terms. The closing price on the NYSE of the MPI Preferred Stock on the day immediately prior to the public announcement of the first proposed settlement was $.50 per share. In connection with such proposed settlement, the Defendants' counsel sent a letter (the "No-Action Request") to the Office of the Chief Counsel of the Division of Corporate Finance of the SEC requesting that the staff (the "Staff") of the SEC affirmatively concur with certain determinations of MPI and its


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counsel relating to certain exemptions from registration regarding the redeemable preferred stock of the Concord affiliate and other filing requirements and notice procedures implicated by such settlement agreement. During the period of time after such settlement agreement was entered into by the parties to the Pending Actions and while the Defendants and their counsel were communicating with the Staff regarding the issues presented in the No-Action Request, MPI's financial condition improved and the SGSC Agreement was entered into, making the consummation of a Proposed Transaction more likely. As a result, independent counsel for the MPI Preferred Stockholders withdrew its support of such settlement agreement. After further negotiations between independent counsel for the MPI Preferred Stockholders and counsel to MPI and the other Defendants, the terms of the proposed settlement were again modified, pursuant to a proposal by independent counsel to the MPI Preferred Stockholders, to the current terms of $3.00 in cash, payable by MPI, for each share of MPI Preferred Stock and the release of all claims against any and all of the Defendants relating to the Transactions, and the Settlement Agreement was entered into memorializing such terms. The closing price on the OTC Bulletin Board of the MPI Preferred Stock on the day immediately prior to the public announcement of the Proposed Settlement was $.875 per share.

         Other resolutions of the Pending Actions (including judicial determination of the Pending Actions) may not have resulted in a Rule 13e-3 transaction.

         (c) The Rule 13e-3 transaction was structured as an acquisition by MPI of each share of MPI Preferred Stock held by MPI Preferred Stockholders or their successors in interest eligible to participate in the Proposed Settlement who do not properly opt out of the Proposed Settlement and the release of all claims against any and all of the Defendants relating to the Transactions by such MPI Preferred Stockholders, or such successors in interest, for $3.00 per share, payable in cash by MPI. To receive his or her settlement consideration, an MPI Preferred Stockholder (other than any of the Defendants, members of their families, their affiliates and their associates, none of whom are entitled to participate in the Proposed Settlement at the request of the independent counsel to the MPI Preferred Stockholders) must surrender for acquisition by MPI all (and not less than all) of the shares of MPI Preferred Stock owned by such holder together with a letter of transmittal (the "Letter of Transmittal") which provides for the release of all claims such holder may have against the Defendants in connection with the Transactions as of the Settlement Effective Date. Such Letter of Transmittal will be sent to all participants in the Proposed Settlement after the Final Order becomes final and is no longer subject to appeal and all other conditions to the consummation of the Proposed Settlement are satisfied or waived. As a result of, and upon, the consummation of the Proposed Settlement, unless an MPI Preferred Stockholder who is eligible to participate in the Proposed Settlement opted out of the Proposed Settlement, all claims of such holder against any and all of the Defendants relating to the Transactions will be released and all shares of MPI Preferred Stock held by such MPI Preferred Stockholder will cease to be outstanding and will be cancelled and retired and will cease to exist as of the Settlement Effective Date, and such holder will thereafter cease to have any rights with respect to such shares, except the right to receive, without interest, the settlement consideration, in each case, whether or not such MPI Preferred Stockholder has delivered to MPI certificates representing his or her shares of MPI Preferred Stock (or in lieu thereof, a completed, executed and notarized Affidavit of Lost or Destroyed Certificate) and a Letter of Transmittal therefor. MPI Preferred Stockholders who have not opted out of the Proposed Settlement must (i) complete and sign (with signatures guaranteed, if required) a Letter of Transmittal, or a copy thereof, in accordance with the instructions in the Letter of Transmittal, (ii) complete and sign the Substitute Form W-9 certification included as part of the Letter of Transmittal, (iii) enclose the certificates representing their shares of MPI


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Preferred Stock being surrendered, if available (or in lieu thereof, complete, execute and have notarized the Affidavit of Lost or Destroyed Certificate included as part of the Letter of Transmittal and (iv) deliver all of the foregoing to the exchange agent (the "Exchange Agent") designated in the Letter of Transmittal at the address indicated in the Letter of Transmittal. The transaction will allow the MPI Preferred Stockholders (the plaintiff class) to obtain cash immediately for their claims against the Defendants and shares of MPI Preferred Stock and allow both sides to avoid the costs and risks of continued litigation. The Rule 13e-3 transaction will be consummated upon the Final Order of the Court approving the Proposed Settlement becoming final and no longer being subject to appeal upon the expiration of a 30 day appeal period beginning on February 3, 1999, the date that the Final Order was entered upon the docket of the Court, and ending at the close of business on March 5, 1998, without an appeal being filed, the affirmation of the approval of the Proposed Settlement on appeal, or otherwise. In approving the Proposed Settlement, the Court determined, as is required under Delaware law, that the Proposed Settlement is fair, reasonable, adequate and in the best interests of MPI and its stockholders and the Settlement Class.

         (d) The Rule 13e-3 transaction is expected to have the following economic effects on MPI, its affiliates, and its unaffiliated security holders:

         There will be a reduction of MPI's cash reserves by approximately $10.4 million as a result of the payment of the cash portion of the Proposed Settlement ($9.0 million), the legal fees and expenses of the plaintiff class attorneys ($750,000) and MPI's counsel ($500,000 (including amounts already paid)) and other estimated expenses to be incurred in connection with the Proposed Settlement ($100,000). (MPI's unrestricted cash reserves as of September 30, 1998 were approximately $13.2 million, and can fluctuate significantly with the acquisition and disposition of properties.) MPI believes that immediately subsequent to the completion of the Rule 13e-3 transaction, it will have sufficient cash to continue operating in the ordinary course of business for the next 12 months. The foregoing is a forward-looking statement and there can be no assurances that this will be the case. Factors which could cause such a statement to become untrue include the fact that (i) MPI's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of MPI; (ii) general economic and business conditions, which, among other things, affect the demand for retail space or retail goods, availability, and creditworthiness of prospective tenants, lease rents and the terms and availability of financing, are subject to change; (iii) adverse changes in the real estate markets including, among other things, competition with other companies, may occur; and (iv) adverse changes in the properties owned by MPI could require the expenditure of funds to fix or maintain such properties.


         Although MPI believes that immediately subsequent to the completion of the Rule 13e-3 transaction it will have sufficient cash to continue operating in the ordinary course of business for the next 12 months, MPI is considering opportunities to acquire additional properties which would require MPI to raise funds through a public or private sale of debt or equity securities, by conducting rights offerings, by selling or realizing on assets (including, but not limited to, a Proposed Transaction (as discussed in the response set forth to parts (b) and (e) to Item 5 of Schedule 13E-3) or other sales of its properties and interests in wraparound mortgage notes), through corporate borrowings, or by other means.


         To the extent that the costs incurred by MPI in connection with the Proposed Settlement, including, without limitation, the cash settlement consideration to be paid to the MPI Preferred Stockholders who have not opted out of the Proposed Settlement, attorneys' fees and other


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expenses, are allocable to the acquisition of the shares of MPI Preferred Stock to be acquired by MPI pursuant to the Proposed Settlement, no federal income tax benefits will be available to MPI as a result thereof. To the extent, if any, that the costs incurred by MPI in connection with the Proposed Settlement, including, without limitation, the cash settlement consideration to be paid to the MPI Preferred Stockholders who have not opted out of the Proposed Settlement, attorneys' fees and other expenses, are allocable to the release of claims provided for pursuant to the Proposed Settlement, MPI may be entitled to a federal income tax deduction in such amounts, although this matter is not free from doubt.

         A corporation that is a personal holding company ("PHC") is subject not only to regular federal corporate income tax (at rates as high as 35%), but is also subject to an additional tax of 39.6% on undistributed personal holding company income (generally, the net income after taxes of the PHC on a consolidated basis with any subsidiaries, subject to certain adjustments, to the extent not distributed to stockholders). A PHC is any corporation (i) more than 50% of the stock of which, measured by value, is owned, directly or indirectly, by five or fewer individuals (the "stock test") and (ii) which receives 60% or more of its consolidated gross income, subject to certain adjustments, from certain passive sources (the "income test").

         Upon the consummation of the Proposed Settlement, because only a small number of the eligible MPI Preferred Stockholders have opted out of the Proposed Settlement, more than 50% of the outstanding shares of all stock of MPI, by value, thereafter will be owned, directly or indirectly, by five or fewer individuals. Absent changes in MPI's business activities and/or a sale of its wraparound mortgage positions, it is currently anticipated that for 1999 and thereafter, MPI would derive more than 60% of its consolidated gross taxable income from passive sources such as interest and, therefore, it is likely that MPI would be classified for federal income tax purposes as a PHC for 1999 and thereafter. MPI intends to manage its affairs for 1999 and thereafter so as to attempt to avoid or minimize the imposition of the PHC tax, including by means of restructuring its holdings and/or its corporate structure, or changing its business and investment strategies to alter the nature of its income to the extent consistent with its other business goals, but no assurances can be given in this regard. It may be necessary for 1999 and thereafter for MPI to cause "consent" or "deficiency" dividends to be deemed paid to its stockholders to avoid the PHC tax. If this were done, MPI's stockholders would be required to pay tax on such deemed dividends for which they would receive no cash to pay the tax thereon. MPI will seek to minimize its stockholders' exposure to income tax as a result of consent or deficiency dividends.


         Upon the consummation of the Proposed Settlement, Concord and its affiliates will continue to own beneficially approximately 71% of the outstanding shares of MPI Common Stock and will own beneficially approximately 50% of the outstanding shares of MPI Preferred Stock. In addition, certain of the Defendants and other persons who are associated with Concord and MPI will continue to own additional shares of MPI Preferred Stock. Therefore, Concord and its affiliates could effectively control the vote on all matters submitted to holders of either class of MPI's stock (if the other Defendants and their associates who are prohibited from participating in the Proposed Settlement act in concert with Concord, in the case of the MPI Preferred Stock), including the election of directors and extraordinary corporate transactions, such as mergers. This will not have any immediate effect on the unaffiliated MPI Common Stockholders since Concord and its affiliates already control MPI and the unaffiliated MPI Common Stockholders' shares are already subject to the MPI Preferred Stock liquidation and dividend preferences. Generally, holders of shares of MPI Preferred Stock do not have voting rights except in connection with the election of one director to MPI's Board of Directors (or two


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directors if, as is currently the case, MPI does not pay dividends on the MPI
Preferred Stock for a period of time) and, under Delaware law and the Certificate of Designations of the MPI Preferred Stock, in connection with certain extraordinary corporate actions that could affect the rights of holders of shares of MPI Preferred Stock (i.e., by amending the terms and provisions of the MPI Preferred Stock in a manner which would adversely affect the rights or preferences of the MPI Preferred Stock (e.g., by creating a class of stock (or security convertible into a class of stock) that ranks pari passu or is superior to the MPI Preferred Stock, or by increasing the authorized number of shares of MPI Preferred Stock)). Concord and its affiliates do not currently have any intention to take any such action.


         As a result of, and upon, the consummation of the Proposed Settlement, unless an MPI Preferred Stockholder who is eligible to participate in the Proposed Settlement has opted out of the Proposed Settlement, all shares of MPI Preferred Stock held by such MPI Preferred Stockholder will cease to be outstanding and will be cancelled and retired and will cease to exist as of the Settlement Effective Date, and such holder will thereafter cease to have any rights with respect to such shares, except the right to receive, without interest, the settlement consideration upon the surrender to MPI of his or her certificates representing such shares (or some other indicia of ownership thereof acceptable to MPI). MPI Preferred Stockholders who are eligible to participate in the Proposed Settlement and who have not opted out of the Proposed Settlement will receive $3.00 in cash from MPI in exchange for each share of MPI Preferred Stock surrendered to MPI and the release of all claims of such holders against the Defendants relating to the Transactions. MPI Preferred Stockholders who are eligible to participate in the Proposed Settlement but who have opted out will retain their shares of MPI Preferred Stock and all of the rights incidental thereto, including the liquidation and dividend preferences, and will not release their claims against the Defendants relating to the Transactions. MPI Preferred Stockholders who have not opted out of the Proposed Settlement must (i) complete and sign (with signatures guaranteed, if required) a Letter of Transmittal, or a copy thereof, in accordance with the instructions in the Letter of Transmittal, (ii) complete and sign the Substitute Form W-9 certification included as part of the Letter of Transmittal, (iii) enclose the certificates representing their shares of MPI Preferred Stock being surrendered, if available (or in lieu thereof, complete, execute and have notarized the Affidavit of Lost or Destroyed Certificate included as part of the Letter of Transmittal and (iv) deliver all of the foregoing to the Exchange Agent at the address indicated in the Letter of Transmittal. There are currently approximately 1,579 holders of record of MPI Preferred Stock. Since a sufficient number of holders of the MPI Preferred Stock will participate in the Rule 13e-3 transaction pursuant to the Proposed Settlement (i.e., by not "opting out"), there will be fewer than 300 MPI Preferred Stockholders, and, therefore, the MPI Preferred Stock will become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act and the rules promulgated thereunder. The Company does not currently have any intention to take such action.


         In general, for U.S. federal income tax purposes, the Proposed Settlement should result in a holder of MPI Preferred Stock who has opted out realizing gain (or loss) equal to the amount by which the settlement proceeds paid to such holder exceeds (or is less than) such holder's tax basis in his or her MPI Preferred Stock. The gain (or loss) generally should be capital gain (or loss) if such holder holds the MPI Preferred Stock as a capital asset, and generally should be long-term capital gain or loss if such holder has held his or her MPI Preferred Stock in excess of one year (such capital gain (or loss) should result whether or not the settlement proceeds are allocable to the redemption of the MPI Preferred Stock or to the release of claims against the Defendants). However, to the extent that a portion of a settlement payment to a holder of MPI

Preferred Stock is properly allocable to a release of claims against the Defendants, and not to the redemption of the MPI Preferred Stock, the Internal Revenue Service could take the position that such amount (or a portion thereof) is appropriately characterized as ordinary income and not capital proceeds. This matter is not free from doubt.

         See Item 8(b) of this Schedule 13E-3 for a discussion of certain economic benefits MPI believes will be received by each of the MPI Preferred Stockholders and the MPI Common Stockholders.


Item 8.      Fairness of the Transaction.

         (a) Each of the Filers believes that the Rule 13e-3 transaction will be fair to the unaffiliated stockholders of MPI. No director of MPI dissented to or abstained from voting on the Proposed Settlement, which will result in the Rule 13e-3 transaction.


         (b) The foregoing belief is based principally upon the fact that the Court was required to, and at a hearing held for such purpose on January 28, 1999 did, find that the Proposed Settlement, which was established through arms-length negotiations between the parties to the Pending Actions, is fair to MPI, the Settlement Class and the MPI Common Stockholders, both substantively and procedurally. The belief is also based upon the cash premium to be received by the holders of the MPI Preferred Stock as compared to such stock's market price immediately prior to the public announcement of the Proposed Settlement (and prior to the public announcement of an earlier settlement proposal), the MPI Preferred Stock's market price of $2.75 as of the close of business on January 29, 1999, the date that the Court's approval of the Proposed Settlement was announced, and the MPI Preferred Stock's current market price ($2.77 per share as of the close of business on February 16, 1999). In addition, each of the Filers believes that the Rule 13e-3 transaction is fair because the opportunity to receive the proposed settlement consideration will enable MPI Preferred Stockholders to liquidate their holdings in an otherwise illiquid market for the MPI Preferred Stock.


         Each of the Filers also believes that the Rule 13e-3 transaction is fair because the terms of the Proposed Settlement, including the amount of the cash payment, was established through protracted arms-length negotiations by the adversarial parties to the Pending Actions. Each side was also represented by counsel in such negotiations. The required Court approval of the terms of the Proposed Settlement is also significant to the belief of the Filers that the Rule 13e-3 transaction is fair because in approving the Proposed Settlement, the Court necessarily passed upon the fairness, reasonableness and adequacy of the consideration to be received by the MPI Preferred Stockholders.


         The Filers' belief regarding the fairness of the Rule 13e-3 transaction is also based upon their belief that the Rule 13e-3 transaction will provide significant value to the holders of the MPI Preferred Stock. Immediately prior to the public announcement of the Proposed Settlement, the MPI Preferred Stock traded sporadically, in low volume, and had a market value of approximately $.875 per share. Even after the public announcement of the Proposed Settlement, the market price per share of the MPI Preferred Stock did not rise to the level of the cash payment to be made for each share of MPI Preferred Stock pursuant to the terms of the Proposed Settlement, nor did the market for the MPI Preferred Stock become liquid. The Proposed Settlement, therefore, provides the MPI Preferred Stockholders with a premium to market values and an opportunity to liquidate their investment in an otherwise illiquid market for the MPI Preferred Stock. MPI is not obligated to declare or pay (and has not paid for more than two years) any dividends on such stock. The MPI Preferred Stockholders have no means to compel dividends to be declared or paid. In addition, MPI is under no obligation to redeem the MPI Preferred Stock. Under the terms of the Proposed Settlement, as soon as practicable after the Settlement Effective Date, MPI will acquire from MPI Preferred Stockholders who are eligible to participate in the Proposed Settlement and who have not opted out of the Proposed Settlement, all of such holders' shares of MPI Preferred Stock and their release of all claims against the Defendants relating to the Transactions for $3.00 in cash per share, payable by MPI. As a result of, and upon, the consummation of the Proposed Settlement, unless an MPI Preferred Stockholder who is eligible to participate in the Proposed Settlement opted out of the Proposed Settlement, all claims of such holder against any and all of the Defendants relating to the Transactions will be released and all shares of MPI Preferred Stock held by such MPI Preferred Stockholder will cease to be outstanding and will be cancelled and retired and will cease to exist as of the Settlement Effective Date, and such holder will thereafter cease to have any rights with respect to such shares, except the right to receive, without interest, the settlement consideration, in each case, whether or not such MPI Preferred Stockholder has delivered to MPI certificates representing his or her shares of MPI Preferred Stock (or in lieu thereof, a completed, executed and notarized Affidavit of Lost or Destroyed Certificate) and a Letter of Transmittal therefor. Any eligible MPI Preferred Stockholder who has not opted out of the Proposed Settlement must exchange all (and not less than all) of such holders shares of MPI Preferred Stock together with a Letter of Transmittal providing for his or her release of claims with MPI in order to receive his or her settlement consideration. MPI will cancel all shares so acquired. Although the MPI Preferred Stock has a $10 liquidation preference, there is no current intention to liquidate by MPI and no means for the MPI Preferred Stockholders to force liquidation and realize such preference. However, MPI's Board of Directors has the power to declare dividends and to recommend to the MPI Common Stockholders that MPI be liquidated and will continue to have such power if the Proposed Settlement is consummated, and there can be no assurance that MPI will not thereafter declare dividends on the MPI Preferred Stock or seek to effect a liquidation.


         In addition, while the net book value of the MPI Preferred Stock was $8.18 per share as of September 30, 1998, unlike the proposed payment of the settlement consideration, there is no current likelihood of MPI Preferred Stockholders realizing the net book value of the MPI Preferred Stock (or the net book value of the MPI Common Stock, after conversion of the MPI Preferred Stock), because such holders cannot force MPI's liquidation and there is no current intention to liquidate by MPI (although the MPI Board of Directors always has the right to seek liquidation). Furthermore, even if MPI were to be liquidated, any cash received from the disposition of its assets would be offset by expenses, which could be significant, including, but not limited to, wind-down expenses, lease termination fees, taxes and termination and severance payments. After payment of cash expenses and the satisfaction of all debts having priority over the MPI Preferred Stockholders' liquidation preference, MPI estimates that the net proceeds of the liquidation available to MPI Preferred Stockholders, on a per share basis, would be significantly lower than the net book value of such shares (which was $8.18 per share as of September 30, 1998), which is less than the full $10 per share liquidation preference. The net book value of the MPI Common Stock (assuming conversion of all of the outstanding shares of MPI Preferred Stock into MPI Common Stock at a rate of
1.1 shares of MPI Common Stock for each share of MPI Preferred Stock converted) as of September 30, 1998 was $3.25 per share, which is not substantially more than the $3.00 per share (including the portion thereof allocable to the release of claims) that MPI Preferred Stockholders will receive in the Proposed Settlement.


         The Filers also believe that the Rule 13e-3 transaction is fair because the unaffiliated holders of the MPI Common Stock will benefit from the Proposed Settlement. The claims in the purported class action include a claim that the conversion ratio for the MPI Preferred Stock should be significantly higher than the current ratio of 1.1 shares of MPI Common Stock for each share of MPI Preferred Stock. If the plaintiff were to be successful on such claim, the ownership interests of the MPI Common Stockholders could be significantly diluted. In addition, the MPI Common Stockholders will benefit from the elimination of the plaintiff's other claims which could result in significant cost and expense to MPI associated with continued litigation.


         Concord and its affiliates, to the Filers' knowledge, own in the aggregate 5,672 shares of MPI Preferred Stock and certain of the Defendants and other persons who are associated with Concord and MPI own in the aggregate an additional 372 shares of MPI Preferred Stock. In addition, shares of MPI Preferred Stock are also owned by family members and other persons who are associated with the other Defendants. Since Concord and its affiliates (as well as the other Defendants, members of their families, their affiliates and their associates who are not affiliated with Concord) are prohibited from participating in the Proposed Settlement under the terms of the Settlement Agreement, Concord and its affiliates (together with such other Defendants and their associates acting in concert with Concord and its affiliates, if applicable) would own beneficially a majority, and therefore control any vote by the holders, of the MPI Preferred Stock upon the completion of the Proposed Settlement. Whether or not Concord and its affiliates gain absolute control of the vote of the MPI Preferred Stock, there would be no legal effect on the rights of unaffiliated MPI Common Stockholders because the preferential terms of the MPI Preferred Stock vis-a-vis the MPI Common Stock will be unchanged and Concord and its affiliates already control MPI via their approximate 71% beneficial ownership of the MPI Common Stock. However, subject to the fulfillment of the fiduciary obligations owed by MPI's Board of Directors to the unaffiliated holders of shares of MPI's Common Stock, Concord and its affiliates will be in a position to approve corporate actions that benefit the holders of shares of MPI Preferred Stock but adversely affect the holders of shares of MPI Common Stock, although there is no current intention on the part of Concord to take any such action.


         (c) The Proposed Settlement was submitted to the Court for approval on January 28, 1999, which approval was obtained. If MPI Preferred Stockholders who are eligible to participate in the Proposed Settlement and who held more than 10% of the shares of MPI Preferred Stock that were outstanding as of the close of business on August 25, 1998, the date that MPI set as the record date for the Rule 13e-3 transaction, opted out of the Proposed Settlement, MPI would not have been required to effect the Proposed Settlement. MPI could have, nonetheless, waived such condition and proceeded with the Proposed Settlement. Substantially all of the MPI Preferred Stock is held by non-affiliates of MPI.


         (d) The non-employee directors of MPI did not retain any representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the Rule 13e-3 transaction or preparing a fairness opinion because the plaintiff security holders were represented by independent counsel, the terms of the Proposed Settlement were negotiated by such counsel and the terms of the Proposed Settlement (and, therefore, effectively, the Rule 13e-3 transaction) were required to be approved as fair by the Court.


         (e) The Proposed Settlement, which will result in the Rule 13e-3 transaction, was approved unanimously by the MPI Board of Directors, including all of its non-employee directors.

         (f) No firm offers have been made during the last 18 months, to the knowledge of the Filers, by any unaffiliated person for the merger or consolidation of MPI into an unaffiliated person or of an unaffiliated person into MPI, for the purchase or transfer of all or a substantial portion of MPI's assets, or for the acquisition of control of MPI. Certain offers, which are described below, have been made that may be of the type required to be disclosed under Item 8(f) of Schedule 13E-3, except that none of them meet the criteria for disclosure because, in the case of paragraph (i) below, the offer was not firm and, in the case of paragraphs (ii) and (iii) below, the proposed transaction would not enable the acquirer of MPI securities to exercise control of MPI.

         i. During 1998, MPI engaged in negotiations with an unrelated third party regarding a Proposed Transaction pursuant to which such third party would have acquired two retail properties from MPI and 23 retail properties from the Partnerships. Twenty-two of the properties which were to be sold by the Partnerships are subject to wraparound mortgages held by MPI which would have to have been released if such Proposed Transaction had been consummated. In September 1998, such negotiations terminated and the Proposed Transaction was not consummated. The retail properties which would have been sold by MPI and the wraparound mortgage debt which would have been repaid to MPI in connection with such Proposed Transaction represent a substantial portion of MPI's real estate related assets.

         ii. On August 19, 1998, MPI became aware of purported tender offers to purchase shares of both the MPI Preferred Stock and the MPI Common Stock from the holders thereof. In an undated document, Salvage Investors ("Salvage") offered (the "Salvage Offer") to purchase up to 125,000 shares of MPI Preferred Stock, on a first-come, first-buy basis, for $1.18 per share. In a document dated August 10, 1998, Peachtree Partners ("Peachtree") offered (the "Peachtree Offer") to purchase up to 148,000 shares of MPI Common Stock, on a first-come, first-buy basis, for $0.32 per share. Both the Salvage Offer and the Peachtree Offer expired on September 11, 1998. Neither Salvage nor Peachtree are affiliated with MPI or any of the Defendants. It is MPI's belief that neither the Salvage Offer nor the Peachtree Offer was in compliance with Section 14(d) of the Exchange Act, and the rules and regulations promulgated thereunder. In addition, MPI does not believe that either the Salvage Offer or the Peachtree Offer was fair to the unaffiliated holders of the MPI Preferred Stock or the MPI Common Stock, respectively and MPI so advised the MPI Preferred Stockholders and the MPI Common Stockholders. The cash offered for each share of MPI Preferred Stock pursuant to the Salvage Offer was significantly lower than both the cash amount of the settlement consideration ($3.00 per share) and the market price of shares of MPI Preferred Stock during the time that the Salvage Offer was open (the MPI Preferred Stock traded on the OTC Bulletin Board between August 10, 1998 and September 11, 1998 at a range of $1.80 to $2.33 per share) and the cash offered for each share pursuant to the Peachtree Offer was significantly lower than the market price of shares of MPI Common Stock during the time that the Peachtree Offer was open (the MPI Common Stock traded on the OTC Bulletin Board between August 10, 1998 and September 11, 1998 at a range of $0.87 to $1.13 per share). MPI has learned that 2,771 shares of MPI Common Stock have been transferred to Peachtree.

         iii. On February 1, 1999, MPI became aware of purported tender offers to purchase shares of both MPI Preferred Stock and MPI Common Stock from the holders thereof. In documents dated January 12, 1999, Sutter Opportunity Fund, LLC ("Sutter") offered to purchase (i) up to 149,000 shares of MPI Preferred Stock, on a first-come, first-buy basis, for $1.50 per share (the "Sutter Preferred Offer") and (ii) up to 210,000 shares of MPI Common Stock, on a first-come, first-buy basis, for $0.40 per share (the "Sutter Common Offer"). Both the Sutter

Preferred Offer and the Sutter Common Offer expired on February 16, 1999. Sutter is not affiliated with MPI or any of the Defendants. It is MPI's belief that neither the Sutter Preferred Offer nor the Sutter Common Offer was in compliance with Section 14(d) of the Exchange Act, and the rules and regulations promulgated thereunder. In addition, MPI does not believe that either the Sutter Preferred Offer or the Sutter Common Offer was fair to the unaffiliated holders of the MPI Preferred Stock or the MPI Common Stock, respectively. The cash offered for each share of MPI Preferred Stock pursuant to the Sutter Preferred Offer was significantly lower than both the cash amount of the settlement consideration ($3.00 per share) and the market price of shares of MPI Preferred Stock during the time that the Sutter Preferred Offer was open (the MPI Preferred Stock traded on the OTC Bulletin Board between January 12, 1999 and February 16, 1999 at a range of $2.50 to $2.8125 per share) and the cash offered for each share of MPI Common Stock pursuant to the Sutter Common Offer was significantly lower than the market price of shares of MPI Common Stock during the time that the Sutter Common Offer was open (the MPI Common Stock traded on the OTC Bulletin Board between January 12, 1999 and February 16, 1999 at a range of $0.8125 to $1.25 per share).


Item 17.     Material to be Filed as Exhibits.

1. Form of Notice of Pendency of Class and Derivative Action, Proposed Settlement, Settlement Hearing and Right to Appear.

2. Stipulation and Agreement of Settlement, dated August 5, 1998, by and among John Winston and Leonard S. Mandor, Robert A. Mandor, Joan LeVine, Harvey Jacobson, Gregory McMahon, Geoffrey S. Aaronson, Milestone Properties, Inc. and Concord Assets Group, Inc.

3. Proposed Form of Final Order and Judgment of the Court of Chancery of the State of Delaware.

4. Annual Report on Form 10-K of MPI for the Year Ended December 31, 1997 and Amendment No. 1 to Annual Report on Form 10-K/A of MPI for the Year Ended December 31, 1997.

5. MPI's Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 1998.

6. MPI's Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 1998.

7. MPI's Quarterly Report on From 10-Q for the Quarterly Period Ended September 30, 1998.

8.       MPI's Current Report on Form 8-K filed with the SEC on February 11,
         1999.

No other documents are required to be filed as exhibits to this Schedule 13E-3.

                                   SIGNATURE

         After due inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                              February 18, 1999
                                -----------------------------------------------
                                                 (Date)


                                MILESTONE PROPERTIES, INC.


                                By: /s/ Robert A. Mandor
                                   --------------------------------------------
                                             Robert A. Mandor, President

                                CONCORD ASSETS GROUP, INC.

                                By: /s/ Robert A. Mandor
                                   --------------------------------------------
                                             Robert A. Mandor, President


                                    /s/ Leonard S. Mandor
                                -----------------------------------------------
                                              Leonard S. Mandor


                                    /s/ Robert A. Mandor
                                -----------------------------------------------
                                              Robert A. Mandor

                                 EXHIBIT INDEX

Exhibit No.
-----------

1. Form of Notice of Pendency of Class and Derivative Action, Proposed Settlement, Settlement Hearing and Right to Appear.

2. Stipulation and Agreement of Settlement, dated August 5, 1998, by and among John Winston and Leonard S. Mandor, Robert A. Mandor, Joan LeVine, Harvey Jacobson, Gregory McMahon, Geoffrey S. Aaronson, Milestone Properties, Inc. and Concord Assets Group, Inc.

3. Proposed Form of Final Order and Judgment of the Court of Chancery of the State of Delaware.

4. Annual Report on Form 10-K of MPI for the Year Ended December 31, 1997 and Amendment No. 1 to Annual Report on Form 10-K/A of MPI for the Year Ended December 31, 1997.

5. MPI's Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 1998.

6. MPI's Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 1998.

7. MPI's Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 1998.

8.       MPI's Current Report on Form 8-K filed with the SEC on February 11,
         1999.